

Mail Stop 3720

December 18, 2008

Mr. Leonard Fluxman
President and Chief Executive Officer
Steiner Leisure Limited
Commonwealth of The Bahamas
Suite 104A, Saffrey Square
Nassau, The Bahamas

   Re: Steiner Leisure Limited
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     File No. 000-28972

Dear Mr. Fluxman:

  We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Annual Report on Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 43

   1. In future filings, please discuss each relevant, reportable segment in greater detail in this section to provide investors with a better understanding of each segment and how it relates to your business as a whole. See Item 303(a) of Regulation S-K for further guidance.

Critical Accounting Policies
Cost of revenues, page 44

2.   We note that in your land-based spa operations some agreements require you to pay rent based on a percentage of revenues. We also note that some of the rental agreements require paying a minimum annual rental regardless of whether such amount would be required to be paid under the percentage rent arrangement. Tell us and disclose your accounting policy for contingent rents and scheduled rent increases. Provide us with your proposed disclosures.

3.   We note that your cost of products includes allocations of wages, payments to cruise lines and spa owners, and other staff related expenses. With a view towards expanding disclosure tell us the methodology used in the allocation and the reasons why you believe your method is appropriate.

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

4.   We note that the certifications required by Exchange Act Rule 13a-14(a) omit language in paragraph 4(d), namely "(the registrant's fourth fiscal quarter in the case of an annual report)". In your future filings, revise the certifications to include all required provisions. See Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis

5.   We note your disclosure that the Compensation Committee engaged Towers Perrin to provide competitive compensation data. To the extent that your Compensation Committee is benchmarking, in future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and particular elements of your executive compensation.

6.   You disclose the types of company performance measures the Compensation Committee used for determining performance-based equity incentive compensation. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. Disclose the extent to which the performance targets were achieved. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result

in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief